UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2020

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Pyxis Tankers Inc. (the “Company”) is furnishing this Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission for the purpose of providing the Notice and Proxy Statement for the Annual Meeting of Shareholders, which will be held on December 11, 2020, the Proxy Card for the Annual Meeting of Shareholders and the Notice and Access Card for the Annual Meeting of Shareholders, copies of which are filed hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

Exhibit Number	Document

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement of Pyxis Tankers Inc. for the 2020 Annual Meeting of Shareholders

99.2	Proxy Card for the 2020 Annual Meeting of Shareholders

99.3	Notice and Access Card for the 2020 Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: October 26, 2020

Exhibit Index

Exhibit Number	Document

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement of Pyxis Tankers Inc. for the 2020 Annual Meeting of Shareholders

99.2	Proxy Card for the 2020 Annual Meeting of Shareholders

99.3	Notice and Access Card for the 2020 Annual Meeting of Shareholders